Amendment

to

Fund Administration Addendum

For

UNIFIED SERIES TRUST

This Amendment revises the Fund Administration Addendum (the “Addendum”) to the Master Services Agreement, dated January 5, 2017 (the “Agreement”) between Unified Series Trust (the “Trust”) and Ultimus Fund Solutions, LLC (“Ultimus”).

The Parties agree to amend the Addendum as follows:

1.	Section 6 shall be renumbered to become Section 7.

2.	The following shall be added as Section 6:

6.       Liquidity Risk Management Program

Ultimus will provide assistance in the adoption and maintenance of a Liquidity Risk Management Program (“LRMP”) which meets the requirements of Rule 22e-4 under the 1940 Act. The LRMP shall include the following services:

Implementation Phase.

•	Develop and implement the Trust’s written LRMP.
•	Perform an in-depth evaluation of the adequacy of each adviser’s written LRMP to ensure compatibility with the Trust’s LRMP.

Ongoing Services (as applicable).

•	Assist with the preparation of periodic reporting and annual report to the Board, including collecting and incorporating investment adviser reports.
•	Provide data from the Fund’s books and records
•	Assist in monitoring the Fund’s highly liquid investment minimum, if applicable, and each Fund’s level of illiquid investments (15% limit).
•	Assist with arranging Board notifications.
•	Assist in the preparation of Form N-LIQUID.
•	Add adviser’s liquidity risk discussion to shareholder reports.

Except as set forth in this Amendment, the Addendum is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of the Amendment will prevail.

Signatures are located on the next page.

The parties duly executed this Amendment to Fund Administration Addendum as of May 21, 2019.

Unified Series Trust		Ultimus Fund Solutions, LLC
By:	/s/ David R. Carson	By:	/s/ Kurt B. Krebs
Name:	David R. Carson	Name:	Kurt B. Krebs
Title:	President	Title:	Chief Financial Officer